UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Commission File Number: 001-34238

THE9 LIMITED

Building No. 3, 690 Bibo Road

Zhangjiang Hi-tech Park, Pudong New Area

Shanghai 201203, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

By:	/s/ Jun Zhu
Name:	Jun Zhu
Title:	Chairman and Chief Executive Officer

Date: March 26, 2014

Exhibit Index

Exhibit 99.1 — Press Release

Exhibit 99.1

The9 Limited Reports Third and Fourth Quarter 2013 Unaudited Financial Results

Shanghai, China –March 25, 2014. The9 Limited (NASDAQ: NCTY) (“The9”), an online game developer and operator, announced its unaudited financial results for the third quarter ended September 30, 2013 and the fourth quarter ended December 31, 2013 today.

Financial Highlights:

•	Net revenues in the third quarter of 2013 amounted to RMB33.9 million (US$5.6 million), representing a 29.5% increase from RMB26.2 million (US$4.3 million) in the second quarter of 2013. Net revenues in the fourth quarter of 2013 amounted to RMB24.8 million (US$4.1 million), representing a 26.8% decrease from RMB33.9 million (US$5.6 million) in the third quarter of 2013

•	In the third quarter of 2013, net loss attributable to holders of ordinary shares was RMB121.5 million (US$20.1 million), representing a 27.6% decrease from a net loss of RMB167.8 million (US$27.7 million) in the second quarter of 2013. In the fourth quarter of 2013, net loss attributable to holders of ordinary shares was RMB122.9 million (US$20.3 million), representing a 1.1% increase from RMB121.5 million (US$20.1 million) in the third quarter of 2013.

Management Comments:

Jun Zhu, Chairman and Chief Executive Officer of The9 said, “We are very excited to introduce Fun Box to the China market. Fun Box is the home entertainment set top box developed by our joint venture ZTE9. Unlike the typical online video and music, Fun Box also enables video conferencing on TV. More importantly, with the gamepad and high-end built-in hardware, Fun Box provides excellent video game experience on TV. We are considering different plans to share the maximum business opportunities of Fun Box to The9 shareholders. For our existing online game business, with the signing of a $23 million investment deal from Shanghai Oriental Pearl (Group) Co., Ltd., Firefall has entered into the last stage of beta testing. We are planning a large-scale commercial launch of Firefall in 2014.”

Discussion of The9’s Unaudited Third and Fourth Quarter 2013 Results

Net Revenues

Our net revenues in the third quarter of 2013 amounted to RMB33.9 million (US$5.6 million), representing a 29.5% increase from RMB26.2 million (US$4.3 million) in the second quarter of 2013 and a 4.5% increase from RMB32.4 million (US$5.4 million) in the third quarter of 2012. The increase from the previous quarter was primarily due to an increase in net revenues from Planetside 2 and Firefall, which is in limited beta testing.

Our net revenues in the fourth quarter of 2013 amounted to RMB24.8 million (US$4.1 million), representing an 26.8% decrease from RMB33.9 million (US$5.6 million) in the third quarter of 2013 and a 33.5% increase from RMB18.6 million (US$3.1 million) in the fourth quarter of 2012. The decrease from the previous quarter was primarily due to a decrease in net revenues from several web games. The increase from the fourth quarter of 2012 was primarily due to an increase in net revenues from Planetside 2 and Firefall, which is in limited beta testing.

Gross Profit (Loss)

Our gross loss in the third quarter of 2013 amounted to RMB8.2 million (US$1.4 million), compared with a RMB3.0 million (US$0.5 million) gross profit in the second quarter of 2013 and a gross profit of RMB14.8 million (US$2.4 million) in the third quarter of 2012. The gross loss in the third quarter of 2013 was primarily due to the impairment of prepaid royalties and deferred cost of Planetside 2 as lower-than-expected revenues were generated.

Our gross profit in the fourth quarter of 2013 amounted to RMB3.0 million (US$0.5 million), compared to gross loss of RMB8.2 million (US$1.4 million) in the third quarter of 2013, and a gross loss of RMB1.3 million (US$0.2 million) in the fourth quarter of 2012. The gross profit in the fourth quarter of 2013 was primarily due to an increase in net revenues from Planetside 2 and Firefall which were sufficient to cover the cost of services.

Operating Expenses

In the third quarter of 2013, our operating expenses were RMB126.1 million (US$20.8 million), representing a 15.6% decrease from RMB149.4 million (US$24.7 million) in the second quarter of 2013 and a 38.5% decrease from RMB205.0 million (US$33.9 million) in the third quarter of 2012. The decrease from the second quarter of 2013 was primarily due to a decrease in general and administrative expense as a result of the decrease in share-based compensation. The decrease from the third quarter of 2012 was primarily due to a decrease in product development expenses as a result of our restructuring of investments in and termination of certain contractual arrangements with certain game development variable interest entities in the third quarter of 2012, a decrease in marketing expenses related to Firefall, as well as a decrease in general and administrative expense as a result of our cost cutting efforts. In the third quarter of 2013, our share-based compensation was RMB4.6 million (US$0.8 million), compared to RMB11.8 million (US$2.0 million) in the second quarter of 2013 and RMB11.4 million (US$1.9 million) in the third quarter of 2012.

In the fourth quarter of 2013, our operating expenses were RMB126.5 million (US$20.9 million), representing a 0.3% increase from RMB126.1 million (US$20.8 million) in the third quarter of 2013 and a 15.0% decrease from RMB148.9 million (US$24.6 million) in the fourth quarter of 2012. The increase from the third quarter of 2013 was primarily due to the increase in impairment loss on certain equipment, intangible assets and other long-lived assets and the increase in general and administration expenses, offset by the decrease in marketing expenses and product development expenses. The decrease from the fourth quarter of 2012 was primarily due to decrease in marketing expenses, product development expenses and general and administrative expenses, offset by the increase in impairment loss on certain equipment, intangible assets and other long-lived assets. In the fourth quarter of 2013, our share-based compensation was RMB4.9 million (US$0.8 million), compared to RMB4.6 million (US$0.8 million) in the third quarter of 2013 and RMB8.2 million (US$1.3 million) in the fourth quarter of 2012.

Impairment Loss on Investments

In the fourth quarter of 2013, we recognized an impairment loss of RMB15.2 million (US$2.5 million) in relation to our investment in an app development company based in Beijing.

Net Loss Attributable to Holders of Ordinary Shares

As a result of the foregoing, in the third quarter of 2013, our net loss attributable to holders of ordinary shares was RMB121.5 million (US$20.1 million), representing a 27.6% decrease from RMB167.8 million (US$27.7 million) in the second quarter of 2013 and a 28.0% decrease from RMB168.7 million (US$27.9 million) in the third quarter of 2012. Our fully diluted loss per share and per ADS in the third quarter of 2013 was RMB5.31 (US$0.88), compared to RMB7.34 (US$1.21) in the second quarter of 2013 and RMB6.88 (US$1.14) in the third quarter of 2012.

In the fourth quarter of 2013, our net loss attributable to holders of ordinary shares was RMB122.9 million (US$20.3 million), representing a 1.1% increase from RMB121.5 million (US$20.1 million) in the third quarter of 2013 and a 6.0% increase from RMB115.9 million (US$19.1 million) in the fourth quarter of 2012. Our fully diluted loss per share and per ADS in the fourth quarter of 2013 was RMB5.33 (US$0.88), compared to RMB5.31 (US$0.88) in the third quarter of 2013 and RMB4.73 (US$0.78) in the fourth quarter of 2012.

Convenience Currency Translation

The translation of Renminbi (RMB) into US dollars (US$) in this press release is presented solely for the convenience of readers. The translation was made based on the noon buying rate for U.S. dollars in the City of New York for cable transfers in Renminbi as certified for customs purposes by the H.10 weekly statistical release of the Federal Reserve Board as of December 31, 2013, which was RMB 6.0537 to US$1.00. Such translations should not be construed as any representation that the related RMB amounts represent, have been or could be converted into U.S. dollars at that or any other exchange rate. The percentages stated in this press release are calculated based on the RMB amounts.

Conference Call / Webcast Information

The9’s management team will host a conference call on Tuesday, March 25, 2014 at 9:00 PM, U.S. Eastern Time, corresponding to Wednesday, March 26, 2014 at 9:00 AM, Beijing Time, to present an overview of The9’s financial performance and business operations.

Investors, analysts and other interested parties will be able to access the live conference by calling:

US Toll Free: +1-866-519-4004

Mainland China (mobile users): 400-620-8038

Mainland China (fixed line users): 800-819-0121

Hong Kong Toll: +852-2475-0994

International Toll: +65-6723-9381

Passcode: 11482832

A digital recording of the conference will be available for replay from 12:00am ET on March 26, 2014 for 7 days.

The dial-in details for the replay are:

U.S. Toll Free: +1-855-452-5696

International Toll: +1-646-254-3697

Passcode: 11482832

The9 will also provide a live webcast of the earnings call. Participants in the webcast may log onto the Company’s Investor Relations website http://www.corp.the9.com 15 minutes prior to the call, then click on the icon for “The9 Limited 3Q & 4Q 2013 Earnings Conference Call” and follow the instructions.

About The9

The9 Limited is an online game developer and operator. The9 develops and operates, directly or through its affiliates, its proprietary MMO, web and mobile games including Firefall, QijiGuiLai, ReXue NBA and TianTianWenXiYou. In 2010, The9 established its Wireless Business Unit to focus on mobile internet business including mobile advertising platform Juzi and mobile reading platform KingReader. In 2013, The9 formed a joint venture with Shanghai ZTE to develop and operate home entertainment set top box business.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, political and economic policies of the Chinese government, the laws and regulations governing the online game industry, information disseminated over the Internet and Internet content providers in China, intensified government regulation of Internet cafes, The9’s ability to retain existing players and attract new players, license, develop or acquire additional online games that are appealing to users, anticipate and adapt to changing consumer preferences and respond to competitive market conditions, and other risks and uncertainties outlined in The9’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Ms. Phyllis Sai

Manager, Investor Relations

The9 Limited

Tel: +86 (21) 5172-9990

Email: IR@corp.the9.com

Website: http://www.corp.the9.com/

– Tables follow –

THE9 LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS INFORMATION

(Expressed in Renminbi - RMB and US Dollars - US$, except share data)

	Quarter ended
	September 30, 2012	December 31, 2012	June 30, 2013	September 30, 2013	December 31, 2013	September 30, 2013	December 31, 2013
	RMB	RMB	RMB	RMB	RMB	US$	US$

Revenues:
Online game services	32,895,665	15,480,802	23,862,119	30,889,002	21,526,964	5,102,500	3,556,001
Other revenues	1,132,709	3,813,959	2,895,626	3,472,485	3,596,691	573,614	594,131

	34,028,374	19,294,761	26,757,745	34,361,487	25,123,655	5,676,114	4,150,132

Sales Taxes	(1,586,589)	(706,456)	(583,489)	(463,164)	(311,552)	(76,509)	(51,465)

Net Revenues	32,441,785	18,588,305	26,174,256	33,898,323	24,812,103	5,599,605	4,098,667

Cost of Services	(17,631,179)	(19,921,262)	(23,169,282)	(42,098,229)	(21,815,416)	(6,954,132)	(3,603,650)

Gross Profit (loss)	14,810,606	(1,332,957)	3,004,974	(8,199,906)	2,996,687	(1,354,527)	495,017

Operating Expenses:
Product development	(85,253,568)	(68,702,039)	(59,174,437)	(58,405,705)	(42,152,619)	(9,647,935)	(6,963,117)
Sales and marketing	(52,428,230)	(41,084,956)	(37,689,001)	(33,076,093)	(16,587,324)	(5,463,781)	(2,740,031)
General and administrative	(49,204,837)	(39,068,639)	(52,504,655)	(32,737,711)	(34,185,598)	(5,407,885)	(5,647,058)
Impairment of equipment, intangible assets and other long-lived assets	—	—	—	(1,899,803)	(33,566,319)	(313,825)	(5,544,761)
Loss on termination of R&D VIE arrangements	(18,093,999)	—		—	—	—	—

Total operating expenses	(204,980,634)	(148,855,634)	(149,368,093)	(126,119,312)	(126,491,860)	(20,833,426)	(20,894,967)
Other operating Income	30,000	30,000	34,628	25,372	30,000	4,191	4,956

Loss from operations	(190,140,028)	(150,158,591)	(146,328,491)	(134,293,846)	(123,465,173)	(22,183,762)	(20,394,994)
Impairment on available-for-sale investment	—	—	(6,268,900)	—	—	—	—
Interest income, net	4,948,853	3,548,297	2,209,606	1,417,694	1,187,698	234,186	196,194
Other (expenses) income, net	(112,671)	2,258,930	2,171,902	2,882,008	4,103,088	476,074	677,782

Loss before gain on investment disposal, impairment loss on investments and share of (loss) gain in equity investments	(185,303,846)	(144,351,364)	(148,215,883)	(129,994,144)	(118,174,387)	(21,473,502)	(19,521,018)
Gain on investment disposal	—	15,725,792	—	—	—	—	—
Impairment loss on investments	(3,243,744)	—	(26,520,419)	—	(15,181,566)	—	(2,507,816)
Share of (loss) gain in equity investments	(1,938,020)	(31,544)	(1,043,738)	(738,523)	326,976	(121,995)	54,012

Net loss	(190,485,610)	(128,657,116)	(175,780,040)	(130,732,667)	(133,028,977)	(21,595,497)	(21,974,822)
Less: Net loss attributable to noncontrolling interest	(21,746,468)	(12,766,951)	(7,973,642)	(9,227,196)	(10,173,850)	(1,524,224)	(1,680,600)

Net loss attributable to holders of ordinary shares	(168,739,142)	(115,890,165)	(167,806,398)	(121,505,471)	(122,855,127)	(20,071,273)	(20,294,222)

Net loss	(190,485,610)	(128,657,116)	(175,780,040)	(130,732,667)	(133,028,977)	(21,595,497)	(21,974,822)
Other Comprehensive loss:
Unrealized loss on available-for-sale investments	—	(56,600)	—	—	—	—	—
Currency translation adjustments	1,003,992	(1,830,684)	(1,727,211)	(1,066,811)	1,984,049	(176,225)	327,742

Comprehensive loss	(189,481,618)	(130,544,400)	(177,507,251)	(131,799,478)	(131,044,928)	(21,771,722)	(21,647,080)
Less: Comprehensive loss attributable to noncontrolling interest	(22,168,887)	(12,621,017)	(7,356,438)	(8,915,850)	(9,616,090)	(1,472,793)	(1,588,465)

Comprehensive loss attributable to holders of ordinary shares	(167,312,731)	(117,923,383)	(170,150,813)	(122,883,628)	(121,428,838)	(20,298,929)	(20,058,615)

Net loss attributable to holders of ordinary shares per share
- Basic and diluted	(6.88)	(4.73)	(7.34)	(5.31)	(5.33)	(0.88)	(0.88)

Weighted average number of shares outstanding
- Basic and diluted	24,525,126	24,518,298	22,850,083	22,868,108	23,070,802	22,868,108	23,070,802

THE9 LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS INFORMATION

(Expressed in Renminbi - RMB and US Dollars - US$)

	As at
	December 31, 2012	September 30, 2013	December 31, 2013	September 30, 2013	December 31, 2013
	RMB	RMB	RMB	US$	US$

Assets
Current Assets
Cash and cash equivalents	554,278,809	232,559,793	156,987,201	38,416,141	25,932,438
Short term investment	877,350	—	—	—	—
Accounts receivable	15,621,678	21,047,544	19,138,096	3,476,807	3,161,388
Due from related parties	—	1,295,652	—	214,026	—
Advances to suppliers	2,094,525	3,141,358	4,525,549	518,915	747,567
Prepayments and other current assets	76,022,204	47,701,618	32,464,598	7,879,746	5,362,770
Prepaid royalties	14,820,331	—	4,878,579	—	805,884
Deferred costs	900,961	82,910	68,217	13,696	11,269

Total current assets	664,615,858	305,828,875	218,062,240	50,519,331	36,021,316
Restricted cash	737,959	700,000	700,000	115,632	115,632
Investments in equity investees	76,017,792	51,936,241	50,848,141	8,579,256	8,399,515
Available-for-sale investments	6,285,500	—	—	—	—
Property, equipment and software	64,575,315	55,129,955	50,439,400	9,106,820	8,331,995
Goodwill	10,011,247	9,792,243	9,710,854	1,617,563	1,604,119
Intangible assets	155,049,811	137,514,269	128,643,824	22,715,739	21,250,446
Land use right	74,115,115	72,674,433	72,194,206	12,004,961	11,925,633
Other long-term assets	60,936,775	49,281,561	16,080,483	8,140,734	2,656,307

Total Assets	1,112,345,372	682,857,577	546,679,148	112,800,036	90,304,963

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable	54,947,197	57,380,947	69,376,348	9,478,657	11,460,156
Other taxes payable	4,148,647	4,411,293	1,238,852	728,694	204,644
Advances from customers	17,878,053	17,903,380	18,896,049	2,957,428	3,121,405
Amounts due to related parties	—	—	4,799,753	—	792,863
Deferred revenue	20,255,327	29,656,153	20,113,256	4,898,847	3,322,473
Refund of game points	169,998,682	169,998,682	169,998,682	28,081,782	28,081,782
Other payables and accruals	50,484,656	46,950,013	45,669,488	7,755,590	7,544,062

Total current liabilities	317,712,562	326,300,468	330,092,428	53,900,998	54,527,385
Long-term accounts payable	39,912,925	39,039,800	21,110,517	6,448,916	3,487,209
Deferred tax liabilities, non-current	5,508,341	5,387,842	5,343,060	890,008	882,611

Total Liabilities	363,133,828	370,728,110	356,546,005	61,239,922	58,897,205

Equity
Common shares (US$0.01 par value; 24,484,634 shares issued and outstanding as of December 31, 2012, 22,868,945 shares issued and outstanding as of September 30, 2013, 23,146,859 shares issued and outstanding as of December 31, 2013)	1,997,390	1,864,713	1,881,784	308,029	310,849
Additional paid-in capital	2,148,416,134	2,144,997,970	2,152,320,786	354,328,422	355,538,065
Statutory reserves	28,071,982	28,071,982	28,071,982	4,637,161	4,637,161
Accumulated other comprehensive loss	(6,710,971)	(10,413,330)	(8,987,041)	(1,720,160)	(1,484,553)
Accumulated deficit	(1,386,308,302)	(1,789,714,747)	(1,912,569,874)	(295,639,815)	(315,934,036)

The9 Limited shareholders’ equity	785,466,233	374,806,588	260,717,637	61,913,637	43,067,486
Noncontrolling interests	(36,254,689)	(62,677,121)	(70,584,494)	(10,353,523)	(11,659,728)

Total equity	749,211,544	312,129,467	190,133,143	51,560,114	31,407,758

Total liabilities and equity	1,112,345,372	682,857,577	546,679,148	112,800,036	90,304,963